THE CO-OWN CO.

URBAN CO-LIVING

THE FUTURE OF HOME OWNERSHIP

THE CO-OWN COMPANY

THE PROBLEM

- Millennials cannot afford to purchase housing in urban centers
- Traditional suburban housing is boring, undesirable and lacks connection
- Renting in an urban center is expensive and does not build equity

THE CO-OWN COMPANY

OUR SOLUTION

- Shared equity co-ownership of new units
- Urban, high-tech, net-zero energy design
- Easy and hassle-free onboarding







THE CO-OWN COMPANY

MARKET OPPORTUNITY

Median age of US homebuyers increased from 31 to 47
Millennials are getting shut out of ownership


age
age
48
46
44
42
40
38
36
34
32
30
+8 years since
the financial crisis
81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19

Source: NAR, Bloomberg Finance LP, DB Global Research

Deutsche Bank Research   Torsten Slok, torsten.slok@db.com +1 212 250-2155   November 2019

Median age of all homebuyers

OUR PRODUCT

New-build, co-owned housing units in urban and university neighborhoods



Our Townhome Plan – 2700 sf units, 4 bed/bath suites per

THE CO-OWN COMPANY

OUR PRODUCT

OWN beautiful, new, urban, net-zero energy housing for a payment that is less than rent for similar housing



Single Family Home – Front Elevation



Duplex – Front Elevation

OUR PRODUCT

Homes are sold with co-op ownership shares, which can be re-sold at market rates at any time the owner wants


PROPERTY LINE
PATIO
LIVING
SUITE 3
DINING
SUITE 4
MECH.
TRASH / RECYCLING
OUTDOOR EATING AREA
SIDEWALK
ENTRY
PORCH
MUD ROOM
BACK YARD
TREE HOUSE
FRONT YARD
SWING SET
FENCE

Single Family House Plan – Ground Floor

THE CO-OWN COMPANY

OUR PRODUCT

Homes have functional private space and high end shared amenities


LIVING
14x15
SUITE 5
DINING
10x12
BRM
9x12
BRM
10x12
ROOF BELOW
DN
R
W/D
SUITE 6
DINING
10x12
BRM
9x12
BRM
10x12
LIVING 14x15
UP
DN

Single Family House Plan – 2nd Floor


ROOF BELOW
DINING
21x22
KIDS' NOOK
LOW HEAD ROOM
LIVING
SHARED KITCHEN
17x23
PAN.
LIBRARY
DN
ROOF BELOW

Single Family House Plan – 3rd Floor

THE CO-OWN COMPANY

BUSINESS MODEL

Pro Forma (Projected Results Over a 5 Year Period Starting in January 2021)

*in millions

	2021	2022	2023	2024	2025
Revenue	$37.44	$74.88	$112.32	$149.76	$187.20
Expenses	$31.57	$63.15	$94.72	$126.30	$157.87
Net Profit	$5.87	$11.73	$17.60	$23.46	$29.33
Cities	• Denver	• Denver • Miami	• Denver • Miami • Palo Alto	• Denver • Miami • Palo Alto • Boston	• Denver • Miami • Palo Alto • Boston • Ann Arbor

$5.87M Net Profit Projected for Year 1

THE CO-OWN COMPANY

These are our best projections only – they are not guaranteed in any way.

COMPETITION

Urban Single Family Homes
way too expensive, aging rapidly

Traditional Rental Housing
expensive, impersonal, no equity

Co-Living Rentals
no equity, too many residents per building

Subsidized Affordable Housing
low income caps, inaccessible, limited equity

We are building the *best* (in our opinion!) nationwide, scalable, for-profit shared ownership housing in the country

THE CO-OWN COMPANY

OUR SYSTEM

New Build, Urban Infill Sites

Net-zero energy buildings close to transit, shops, restaurants, and schools



No Subsidies, No Strings Attached

Minimal government involvement – market rate housing while still being affordable and accessible



Cooperative Shares

Shares can easily be bought and sold at any time using our exchange


SALE
SOLD

THE CO-OWN COMPANY

OUR SYSTEM

Professional Support

The benefits of owning without the hassle – maintenance and professional management included in monthly fee



Move-In Ready

Personal and common area furnishings included at the request of each owner



Down Payment Assistance

Co-owners can borrow up to $10K of their share down payment from us and roll it into their monthly fees – the cost of entry is the same as renting – but with equity



WHO WE ARE



Jason Lewiston, Principal

Jason has been in the real estate business for almost 30 years as a broker, developer, and general contractor. He's built over 1,000 houses and apartments, and served as a broker for hundreds of transactions. Jason has years of knowledge regarding infill development, and strongly feels we need density and clean mass transit in developed areas to protect the environment for future generations.

Dmitrii Zavorotny, Technology Officer



Dmitrii, a technology entrepreneur and software developer, has worked as a database developer and data analyst for the past 10 years leveraging data science, analytics, and machine learning to help make smart business decisions. He has been a community advocate for smart, sustainable growth in the Denver metro area for the past 5 years.



Sarah Wells, Director of Sales

Sarah is a long time co-op resident herself. She began her foray into real estate in 2015 when she co-founded a cooperative in the Capitol Hill neighborhood of Denver. As a leader in cooperative housing, Sarah serves as board President for the Boulder Housing Coalition and the board for NASCO Development Services, a national housing group focused on creating more cooperative housing.

WHO WE ARE



Chelsea DeFelice, Head of Design

Chelsea is an industry pro with 12 years of design experience. She attended The Art Institute of Colorado, where she studied commercial design. After graduation, she worked in kitchen and bath design, ran furniture and space planning for Ethan Allen, and went on to work as a private consultant . "From selecting paint to drawing a building, my job is to ensure the project is done when it needs to be done."

Raymond Burrasca, Key Advisor



Ray has more than 40 years of great success in corporate finance-related positions, including private equity (venture capital, angel financing, mezzanine financing, leveraged buyouts, financial restructuring and re-engineering), commercial paper, large-scale bank financings, SEC reporting and Sarbanes-Oxley compliance. Ray is an expert on Regulation A+ offerings.

Hugh Jeffers, Key Advisor



Hugh has 25 years of experience originating FHA loans and is the Vice President of Centennial Mortgage. His expertise is in cooperative housing and he serves on the board of the National Association of Housing Cooperatives. Prior to Centennial, he worked for Love Funding, Bellwether Enterprise, Arbor Commercial Mortgage and managed the affordable housing team at the National Cooperative Bank.

WHO WE ARE



Gosia Kung, Key Advisor

Gosia is an architect with KTGY Architecture and Planning in Denver. She earned an architecture degree in her native Poland. She brings 25 years of experience in architecture and urban design along with 10 years of community leadership and executive nonprofit management. Gosia specializes in "missing middle" and affordable housing policy and design.



Jeff Dawkins, Key Advisor



Bruce Roberts, Key Advisor

Jeff and Bruce are longtime residential and commercial architects from the Detroit area. They both have extensive experience in infill projects, custom homes, site planning and site design. Bruce is also a custom furniture maker.

Capital Stack

"Go To Market" Convertible Promissory Notes:

$1,000,000

Series A 18% Debenture Units:

$9,500,000

FHA Section 213 Co-Operative Housing Loans:

$21,240,000

Use of Proceeds

	Wefunder "Go To Market" $200,000 Minimum Raise (note 1)	Wefunder "Go To Market" $1,000,000 Full Raise (note 2)	Accredited Investors Series A 18% Debenture Units note 3
Amount	$ 200,000	$ 800,000	$ 9,500,000
Pre-Development	$ 95,000	$ -	$ 725,000
Fees	$ 37,500	$ 25,000	$ 710,500
Marketing and Sales	$ 28,100	$ 820	$ 345,480
Land	$ 10,000	$ 596,000	$ 6,464,000
Permits	$ -	$ 55,000	$ 45,000
Building	$ -	$ -	$ 80,000
Financing	$ 14,400	$ 63,180	$ 1,022,580
Wefunder Fee	$ 15,000	$ 60,000	
Total	$ 200,000	$ 800,000	$ 9,392,560

1 The minimum raise amout will go toward permitting and pre- selling one 'single family home' model, in the Denver area.

2 The full $1M Wefunder raise will be all the funds necessary to build and close one single family house.

3 The remaining first year projects will be started upon selling the Series A 18% Debenture units.

THE CO-OWN COMPANY